Exhibit 99.1

Woodside Energy Group Ltd

ACN 004 898 962

Mia Yellagonga

11 Mount Street

Perth WA 6000

Australia

T +61 8 9348 4000

www.woodside.com

ASX: WDS

NYSE: WDS

LSE: WDS

Announcement

Tuesday, 18 July 2023

SANGOMAR PROJECT UPDATE

Woodside performed a cost and schedule review of the Sangomar Field Development Phase 1 following the identification of remedial work required on the floating production storage and offloading (FPSO) facility.

First oil is now targeted for mid-2024 and the total project cost is expected to be US$4.9 - 5.2 billion, an increase of 7-13% from the previous cost estimate of $4.6 billion.

At 30 June 2023, the overall project was 88% complete. The subsea installation campaign was 76% complete, with the subsea work scope 95% complete. The development drilling program continues with 12 of 23 wells drilled and completed. The Ocean BlackHawk drillship successfully completed its work scope in July and the remaining drilling activity will be completed by the Ocean BlackRhino. Well results to date have confirmed the quality of the resource.

Woodside CEO Meg O’Neill said the remedial work was unexpected and the project team’s highest priority remains the safe completion of all activities.

“We have taken the prudent decision to have the remedial work conducted while the FPSO remains at the shipyard in Singapore.

“This minimises the impact to the project schedule as it is safer, more efficient and more cost effective than undertaking the work offshore Senegal. This approach ensures we can achieve production start-up in line with the adjusted schedule and ramp up operations as planned.

“The change in project schedule has no impact on Woodside’s production guidance for 2023,” she said.

Contacts:
INVESTORS	MEDIA

Matthew Turnbull (Group)	Christine Forster
M: +61 410 471 079	M: +61 484 112 469
E: christine.forster@woodside.com

Sarah Peyman (Australia)
M: +61 457 513 249

Rohan Goudge (US)
M: +1 (713) 679-1550

E: investor@woodside.com

This announcement was approved and authorised for release by Woodside’s Disclosure Committee

Forward-looking statements

This announcement contains forward-looking statements with respect to Woodside’s business and operations, market conditions, results of operations and financial condition, including, for example, but not limited to, statements regarding the timing of completion of Woodside’s projects and expectations regarding future capital expenditures, future results of projects, future returns on investment, operating activities, production and financial results. All forward-looking statements contained in this announcement reflect Woodside’s views held as at the date of this announcement. All statements, other than statements of historical or present facts, are forward-looking statements and generally may be identified by the use of forward-looking words such as ‘guidance’, ‘foresee’, ‘likely’, ‘potential’, ‘anticipate’, ‘believe’, ‘aim’, ‘estimate’, ‘expect’, ‘intend’, ‘may’, ‘target’, ‘plan’, ‘forecast’, ‘project’, ‘schedule’, ‘will’, ‘should’, ‘seek’ and other similar words or expressions.

Forward-looking statements are not guidance, forecasts, guarantees or predictions of future events or performance, but are in the nature of aspirational targets that Woodside has set for itself and its management of the business. Those statements and any assumptions on which they are based are only opinions and are subject to change without notice and are subject to inherent known and unknown risks, uncertainties, assumptions and other factors, many of which are beyond the control of Woodside, its related bodies corporate and their respective officers, directors, employees, advisers or representatives.

Details of the key risks relating to Woodside and its business can be found in the “Risk” section of Woodside’s most recent Annual Report released to the Australian Securities Exchange and London Stock Exchange, and in Woodside’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission and available on the Woodside website at https://www.woodside.com/investors/reports-investor-briefings. You should review and have regard to these risks when considering the information contained in this announcement.

Investors are strongly cautioned not to place undue reliance on any forward-looking statements. All information included in this announcement, including any forward-looking statements, speak only as of the date of this announcement and, except as required by law or regulation, Woodside does not undertake to update or revise any information or forward-looking statements contained in this announcement, whether as a result of new information, future events, or otherwise.